Exhibit 99 (b)

16 November 2006

STRICTLY PRIVATE & CONFIDENTIAL

To:          Evraz Group SA

1 Allee Scheffer

L-2520 Luxembourg

Attn:       Mr. Alexander Frolov, Chairman of the Board

Dear Sirs,

EVRAZ GROUP SA – COMMITMENT LETTER

We refer to our recent discussions regarding the establishment of a term loan facility for Evraz Group SA (the Company) in an amount of up to USD 1,800,000,000 (the Facility). The Facility will be used to finance:

(i)            the direct or indirect purchase or acquisition of up to 100% of the common stock (the Common Stock), par value US$0.01, of the company code name Oscar (the Target) (or any derivative security convertible into Common Stock) pursuant to an all cash tender offer for all of the issued and outstanding Common Stock (the Offer);

(ii)           any option to purchase Common Stock directly from Target (the Option);

(iii)          the purchase price payable in respect of Common Stock acquired pursuant to any statutory merger following successful completion of the Offer, being Common Stock not tendered in connection with the Offer, in accordance with the terms and conditions of the Agreement and Plan of Merger (the Merger Agreement) to be entered into by the Borrower, Target and Oscar Acquisition Merger Sub, Inc. a wholly owned subsidiary of the Borrower (Bidco),

(and the events described above in paragraphs (i) – (iii), inclusive, together constituting the Acquisition);

(iv)          the refinancing of any borrowings of the Target and its subsidiaries (together the Target Group); and

(v)           costs and expenses in relation to the Acquisition (including fees and expenses payable in relation to this Facility).

Subject to the terms set out in this letter, the attached term sheet (the Term Sheet) and the fee letter dated the date of this letter between us (the Fee Letter and together with this letter and the Term Sheet, the Commitment Documents), we are pleased to confirm the terms on which:

(a)           UBS Limited and Credit Suisse International (each a Mandated Lead Arranger and together the Mandated Lead Arrangers) hereby commit to lead arrange and act as sole bookrunners in respect of the Facility; and

(b)           UBS Limited and Credit Suisse (each an Underwriter and together the Underwriters) hereby commit to underwrite (or procure that one of its affiliates underwrites), 100% of the Facility in the following proportions:

UBS Limited	50%

Credit Suisse	50%

Total	100%

(c)           The obligations of each Mandated Lead Arranger and each Underwriter under the Commitment Documents are several. No Mandated Lead Arranger is responsible for the obligations of any other Mandated Lead Arranger. No Underwriter is responsible for the obligations of any other Underwriter.

(d)           Save as otherwise defined in this letter, terms defined in the Term Sheet shall have the same meaning when used in this letter.

1.             Conditions

You acknowledge that the arrangement and underwriting commitments under this letter are subject to the terms and conditions set out in the Term Sheet and the execution and delivery of mutually satisfactory definitive facilities documentation (the Facility Documents) reflecting the terms of the Commitment Documents.

2.             Syndication

You acknowledge that it is the intention of the Mandated Lead Arrangers to syndicate the Facility (the Syndication) within a syndication timetable to be advised to the Company by the Mandated Lead Arrangers. The Mandated Lead Arrangers shall, in consultation with the Company, manage all aspects of the Syndication including timing, the selection of potential lenders, the acceptance and allocation of commitments and the amount and distribution of fees to lenders and the commitment of the Underwriters shall be reduced to the extent such lenders commit to provide portions of the Facility.

The Company shall give all commercially reasonable assistance as the Mandated Lead Arrangers may require in connection with the Syndication. This assistance shall include (but shall not be limited to):

(a)           the provision of such information by the Company as may be required by the Mandated Lead Arrangers in connection with the Syndication and the preparation of an information memorandum to be provided to potential lenders, that have entered into a confidentiality agreement (substantially in the form of the Loan Market Association precedent confidentiality letter) with the Lead Arrangers as a condition to receiving the Information Memorandum, regarding the business, assets, financial condition, operations and prospects of the Company, the Group and the Target Group (the Information Memorandum), it being understood that the Mandated Lead Arrangers and the Underwriters will rely entirely on such information without assuming any responsibility for independent investigation or verification thereof and that the Company shall be solely responsible for the accuracy of the contents of the Information Memorandum;

(b)           making available the senior management of the Company and representatives from your advisers for the purposes of making presentations to, and/or holding meetings with, proposed lenders at such times(s) as may be mutually agreed; and

(c)           ensuring that the Syndication benefits from the Group’s existing lending relationships.

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The Company will represent that the Information Memorandum is accurate in all material respects and not misleading in any material respect. The Company will approve the final form of the Information Memorandum before it is distributed to the potential lenders and will represent that the Information Memorandum does not contain any untrue statement or omit to state any material fact.

3.             Information

The Company represents and warrants that:

(a)           all written factual information (other than any financial projections contemplated by sub-paragraph (b) below) which has been made available to the Mandated Lead Arrangers by it or any member of the Group or on their behalf by any of their representatives in connection with the Facility and the Acquisition (the Transaction) is, when taken as a whole to the best of its knowledge and belief after due and reasonable enquiry, complete and correct in all material respects and does not, when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made; and

(b)           all financial projections that have been or are hereafter prepared by the Company or the Group or on their behalf and made available to a Mandated Lead Arranger or any other participant in the Facility have been or will be prepared in good faith based upon assumptions believed by the Company to be reasonable at the time made.

The representations and warranties set out in this paragraph 3 are deemed to be made daily by reference to the facts and circumstances then existing, commencing on the date of this letter and continuing until the date the Credit Agreement is signed. The Company may supplement the information and projections referred to in sub-paragraphs (a) and (b) above from time to time until completion of the Syndication so that the representations and warranties in this paragraph 3 remain correct. In arranging and syndicating the Facility, the Mandated Lead Arrangers may use and rely on such information and projections without independent verification thereof.

4.             No Front Running

(a)           For this purpose Front Running means the process of a Mandated Lead Arranger or an Underwriter of the Facilities:

(i)            communicating with any bank, financial institution or other person which may be approached to become a syndicate member with a view to encouraging, or with the result that such person is encouraged, to await the secondary market; and/or

(ii)           actually making a price (whether firm or indicative either generally or to a specific bank, financial institution or other person) in respect of a participation in the Facility.

(b)           Each Mandated Lead Arranger and each Underwriter agrees with each other that, until they agree that primary syndication of the Facilities has been completed and allocations have been notified to all syndicate members, they will not, and will ensure that none of their respective affiliates will:

(i)            undertake any Front Running;

(ii)           enter into (or agree to enter into) any agreement with any bank, financial institution or other person which may be approached to become a syndicate member, under which that bank, financial institution or other person shares any risk or participates in any exposure of any of the Mandated Lead Arrangers or any of the Underwriters under the Facility; or

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(iii)          offer or make any payment or other compensation of any kind to any bank, financial institution or other person for its participation (direct or indirect) in the Facility, except in accordance with the syndication strategy to be agreed between the Mandated Lead Arrangers.

(c)           The Mandated Lead Arrangers and the Underwriters must also ensure that each bank, financial institution or other person which is approached to become a syndicate member ahead of launch of general syndication enters into an undertaking on similar terms to this paragraph.

5.             Exclusivity

(a)           From the date of this letter until the Syndication Date the Company appoints the Mandated Lead Arrangers and the Underwriters as exclusive arrangers and bookrunners and as exclusive underwriters respectively of the Facility.

(b)           No other agent, co-agent, arranger or bookrunner will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and Fee Letter) will be paid in connection with the Facility without the agreement of the Mandated Lead Arrangers. Commencing on the date of the letter and continuing until the date the Finance Documents are signed.

(c)           Syndication Date means the earlier of:

(i)            the date falling 3 months from the date of the Credit Agreement; and

(ii)           completion of general syndication of the Facility (as determined by the Mandated Lead Arrangers).

6.             Delegation

Each Arranger and each Underwriter may delegate any or all of its rights or obligations under this letter to any of its respective subsidiaries or any of its affiliates (each a Delegate) and may designate any Delegate as responsible for the performance of any of its appointed functions under this letter (for the avoidance of doubt, without the prior consent of the Company).

7.             Announcement

The Company agrees that no announcements regarding the Facility will be made without the prior written consent of the Mandated Lead Arrangers, such consent not to be unreasonably withheld.

8.             Confidentiality and Conflicts

(a)           The Commitment Documents and the terms thereof are confidential and each party agrees that the terms thereof shall not be disclosed to any person without the prior consent of the other party other than (i) as required by law or regulation or by any court or competent jurisdiction or to comply with the rules of any regulatory body to what it is subject, (ii) to each party’s directors, officers, employees and advisors on a confidential and need-to-know basis, (iii) the Commitment Documents (but not the Fee Letter) may be disclosed to the Target’s board of directors for the purposes of making the Acquisition and (iv) in the case of the Mandated Lead Arrangers and the Underwriters: (A) to any of their affiliates or to any person to whom it is necessary the transfer of any commitment or participation of the Facility in connection with the Syndication; and (B) as permitted by the Credit Agreement.

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(b)           You acknowledge that:

(i)            each Mandated Lead Arranger and each Underwriter may provide debt financing, equity capital or other services to other persons with whom the Company or any of its affiliates may have conflicting interests in respect of the Facility in this or other transactions;

(ii)           each Mandated Lead Arranger and each Underwriter or their affiliates may act in more than one capacity in relation to this transaction and may have conflicting interests in respect of such different capacities, and shall follow its internal policy procedures (including the use of “Chinese Walls”) to address any potential conflict of interest and duties;

(iii)          each Mandated Lead Arranger and each Underwriter shall not use confidential information obtained from the Company or any of its affiliates for the purposes of the Facility in connection with providing services to other persons or furnish such information to such other persons; and

(iv)          each Mandated Lead Arranger and each Underwriter and its affiliates have no obligation to use any information obtained from another source for the purposes of the Facility or to furnish such information to the Company or any of their affiliates.

9.             Indemnification

(a)           The Company agrees (i) to indemnify and hold harmless each Mandated Lead Arranger and each Underwriter and their affiliates, each Mandated Lead Arranger and each Underwriter or their affiliates’ respective directors, officers, agents, advisers and employees and each other person, if any, controlling each Mandated Lead Arranger and each Underwriter or any of its affiliates (each an Indemnified Person) from and against (and the Company agrees that no such person shall have any liability to you, your affiliates, owners, security holders or creditors for) any claim, loss, liability or action arising from or relating to the use of proceeds of the Facility, the Commitment Documents and/or each Mandated Lead Arrangers’ and each Underwriters’ activities as contemplated in the Commitment Documents and (ii) to reimburse each Indemnified Person for any legal or other expenses incurred by it in connection with any such claim, loss, liability or action arising from or relating to the Facility and each Mandated Lead Arranger and each Underwriter activities as contemplated in the Commitment Documents; provided, however, that the Company will not be liable to an Indemnified Person under the foregoing indemnity for any claim, loss, liability or action to the extent that a court of competent jurisdiction shall have rendered a final judgment that such claim, loss, liability or action resulted from the gross negligence or wilful misconduct of that Indemnified Person.

(b)           No provision of this letter shall apply so as to exclude any liability of any Mandated Lead Arranger and each Underwriter which by the Financial Services Authority Handbook of Rules and Guidance or other applicable law or regulations cannot be excluded by agreement with the Company.

10.          Expenses

The Company confirms that it will reimburse each Mandated Lead Arranger and each Underwriter for all out-of-pocket costs and expenses including legal fees and expenses in accordance with the Fee Letter.

11.          Payments

All payments to be made under the Commitment Documents:

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(a)           shall be paid in the currency of the invoice and in immediately available, freely transferable cleared funds to such account(s) with such bank(s) as the relevant party shall notify to the relevant payee;

(b)           shall be paid without any deduction or withholding for or on account of tax (a Tax Deduction) unless a Tax Deduction is required by law. If a Tax Deduction is required by law to be made, the amount of the payment due shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required; and

(c)           are exclusive of any value added tax or similar charge (VAT). If VAT is chargeable, an amount equal to the amount of the VAT shall also and at the same time be paid to the recipient.

12.          Termination

(a)           This letter will automatically terminate on the earlier of the date of signing of Finance Documents and 30 days from the date of this letter.

(b)           Each Mandated Lead Arranger may terminate its obligations under this letter with immediate effect, by notice to you, if the Company does not comply with any term of the Commitment Documents.

(c)           The provisions of paragraphs 8 (Confidentiality and Conflicts), 9 (Indemnification), 10 (Expenses), 11( Payments), 12 (Termination), 15 (Third Party Rights) and 18 (Governing Law/Jurisdiction) and (where termination arises under sub-paragraph (a) above as a result of execution of the Finance Documents) 2 (Syndication), 4 (No Front Running), 5 (Exclusivity) and 7 (Announcement) of this letter shall survive the expiration or termination of this letter and all fees, expenses and other amounts payable to the Mandated Lead Arranger and each Underwriter in relation to the Facility that are due and payable notwithstanding such expiration or termination shall remain so due and payable.

13.          Classification

Each Mandated Lead Arranger and each Underwriter will treat Evraz Group SA for the purposes of its engagement hereunder as an intermediate customer within the meaning of and for the purposes of the Financial Services Authority Handbook of Rules and Guidance (the Handbook). In addition, Evraz Group SA, agrees that it will, at any time at the request of a Mandated Lead Arranger or Underwriter in connection with the requirements set out in the Handbook, provide that Mandated Lead Arranger and each Underwriter within a reasonable period after such request with documentation evidencing the existence, ownership and control of any obligors under the loan documentation in relation to the Facility.

14.          Assignment

This letter may not be assigned or transferred by the Company without the prior written consent of the Mandated Lead Arrangers. Subject to paragraph 6 (Delegation) above, this letter may not be assigned or transferred by the Mandated Lead Arrangers and the Underwriters without the prior written consent of the Company.

15.          Third Party Rights

The indemnity contained in this letter confers a benefit on each Indemnified Person and shall be enforceable by each such Indemnified Person by virtue of the Contracts (Rights of Third Parties) Act 1999. Subject to the foregoing, the parties to this letter do not intend that any term of this letter should be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person

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who is not a party to this letter. Furthermore, this letter may be rescinded or varied in any way and at any time by the parties to this letter without the consent of any other Indemnified Person.

16.          Entire Agreement

(a)           The Commitment Documents set out the entire agreement between the Mandated Lead Arrangers and the Underwriters and you as to arranging and underwriting the Facilities and supersede any prior oral and/or written understandings or arrangements relating to the Facility.

(b)           Any provision of a Commitment Document may only be amended or waived in writing signed by us and you.

17.          Counterparts

This letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

18.          Governing Law/Jurisdiction

This letter shall be governed by English law. For the benefit of the Mandated Lead Arrangers and the Underwriters, you agree that the courts of England have jurisdiction to settle any dispute in connection with this letter and accordingly submit to the non-exclusive jurisdiction of the English courts and waive any defence of inconvenient forum which may be available.

Please acknowledge your agreement to the terms of this letter by countersigning the attached copy of this letter and returning it, together with a copy of the Fee Letter countersigned by yourselves, to Credit Suisse (for the attention of Kanad Chakrabarti, email kanad.chakrabarti@credit-suisse.com) and UBS Limited (for the attention of Giles Borten, email giles.borten@ubs.com) at the above address not later than 4.00 p.m. (London time) on 23 November 2006 failing which the arrangement and underwriting commitments hereunder will expire at such time.

Yours faithfully

/s/ Maria Leistner	/s/ Nicholas Markson
For and on behalf of	For and on behalf of
CREDIT SUISSE INTERNATIONAL	CREDIT SUISSE INTERNATIONAL
as Mandated Lead Arranger	as Mandated Lead Arranger

/s/ Luke Jaggar	/s/ Giles Borten
For and on behalf of	For and on behalf of
UBS LIMITED	UBS LIMITED
as Mandated Lead Arranger	as Mandated Lead Arranger
and Underwriter	and Underwriter

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/s/ Maria Leistner	/s/ Nicholas Markson
For and on behalf of	For and on behalf of
CREDIT SUISSE	CREDIT SUISSE
as Underwriter	as Underwriter

Date: 16 November 2006

We hereby accept and agree to the terms set out above.

/s/ Pavel Tatyanin
For and on behalf of
EVRAZ GROUP SA

Date: 19 November 2006

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Project Ocean

Term Loan Facility

Summary of Terms and Conditions

16 November 2006

Borrower:	Evraz Group SA.

Guarantor:	Mastercroft Limited (and, together with the Borrower, the Obligors).

Target:	The company code name Oscar (Oscar).

Lead Arrangers, Underwriters and Bookrunners:	Credit Suisse International (CS) and UBS Limited (the Lead Arrangers) or their respective affiliates.

Facility Agent:	UBS Limited.

Lenders:	The Lead Arrangers and a syndicate of international banks and financial institutions to be selected by the Lead Arrangers in consultation with the Borrower.

Facility:

A term loan facility (the Facility) made available by the Lenders to the Borrower pursuant to a credit agreement between, amongst others, the Borrower, the Lenders, and the Facility Agent (the Credit Agreement).

Facility Amount:	USD 1,800,000,000.

Purpose:	The Facility may only be used to finance:

(a)           the direct or indirect purchase or acquisition of up to 100% of the common stock, par value USD 0.01, of Oscar (the Common Stock) (or any derivative security convertible into Common Stock) pursuant to an all cash tender offer for all of the issued and outstanding Common Stock (the Offer);

(b)           any option to purchase Common Stock directly from Oscar (the Option) and payments to the holders of any incentive award or other right relating to, or the value of which is based on the value of, the Common Stock; or

(c)           the purchase price payable in respect of Common Stock acquired pursuant to any statutory merger following successful completion of the Offer, being Common Stock not tendered in connection with the Offer, in accordance with the terms and conditions of the Agreement and Plan of Merger (the Merger Agreement) to be entered into by the Borrower, Oscar and Oscar Acquisition Merger Sub, Inc. a wholly owned subsidiary of the Borrower (Bidco),

(and the events described above in paragraphs (a) – (c), inclusive, together constituting the Acquisition);

(d) the refinancing of any borrowings of the Target Group; and

(e) costs and expenses in relation to the Offer and the transactions contemplated by the Merger Agreement (including fees and expenses payable in relation to this Facility).

Availability Period:	The Facility will be available up to and including the earlier of:

(a) the date falling 194 days from the date of the Commitment Letter;

(b) 3 Business Days following the Effective Time (as defined in the Merger Agreement) of the merger of Oscar with and into Bidco; and

(c) the date upon which the Offer lapses, terminates or is withdrawn or the Merger Agreement is terminated in accordance with its terms (the Offer Expiry Date).

Drawdown Date:

The Facility shall be drawn in one or more drawdowns of not less than USD 10,000,000 each, upon two business day’s notice within the Availability Period, subject only to the Certain Funds conditions set out below.

Not more than 6 loans may be outstanding under the Facility at any one time after the first utilisation date. The Credit Agreement will provide for customary loan consolidation provisions.

Certain Funds:

During the Certain Funds Period, no Lender may refuse to make a loan to finance the transactions referred to under the Purpose section above (an Acquisition Loan) available, cancel any commitment, exercise any right of rescission or similar right or remedy which it may have in relation to any Acquisition Loan or accelerate repayment of any Acquisition Loan unless:

(a) the documentary conditions precedent (set out in paragraph 1 and 2 of the section “Condition Precedent” below) have not been satisfied or waived;

(b) any Major Representation is incorrect or will be incorrect immediately after the Acquisition Loan is made;

(c) any Major Default is outstanding or will result from the making of the Acquisition Loan; or

(d)           it is unlawful for that Lender to perform any of its obligations under the finance documents (in which case, if that Lender is not an Underwriter (but not otherwise), the Underwriters will use their reasonable endeavours to find another existing Lender or a new Lender to fulfil those obligations or will assume such obligations themselves).

A Major Representation is any of the following representations under the Credit Agreement (which, for the avoidance of doubt, do not apply in respect of the Target Group):

(a) status;

(b) powers and authority;

(c) legal validity; or

(d) non-conflict.

A Major Default is any of the following events of default under the Credit Agreement (which, for the avoidance of doubt, do not apply in respect of the Target Group):

(a) non-payment;

(b) breach of provisions relating to pari passu ranking, negative pledge, restrictions on disposals, acquisitions or financial indebtedness or the Offer;

(c) misrepresentation insofar as it relates to a Major Representation;

(d) insolvency or insolvency proceedings in respect of the Borrower, the Guarantor or Bidco;

(e) illegality/ineffectiveness of any finance document or Acquisition Document (as defined below); or

(f)            there is a Change of Control (defined below) in respect of the Company, the Guarantor or Bidco (and for the avoidance of doubt the implementation of the merger in accordance with the terms of the Merger Agreement will not constitute a Change of Control in respect of Bidco).

Change of Control means, in respect of the Borrower, the Guarantor or Bidco, the occurrence of any person or group of persons acting together pursuant to an agreement or understanding (whether formal or informal) directly or indirectly to gain control of more than 50% of the issued share capital of that company or otherwise acquire control of that company.

The Certain Funds Period will be the period beginning on the later of the date of public announcement of the Offer or the date of signing of the Credit Agreement and ending on the earlier of:

(a) the Offer Expiry Date;

(b) 3 Business Days following the Effective Time (as defined in the Merger Agreement) of the merger of Oscar with and into Bidco; and

(c) the date falling 194 days from the date of the Commitment Letter.

None of the provisions described above will affect the rights of any Lender in respect of any default outstanding upon the expiry of the Certain Funds Period, irrespective of whether that default occurred prior to the expiry of the Certain Funds Period or not.

Final Repayment Date:

364 days after the date of the Commitment Letter, subject to the Extension Option (and, for the avoidance of doubt, references to the Final Repayment Date in this term sheet will be deemed to be references the Extension Repayment Date if the Extension Option is elected by the Borrower and consented to by the Lenders).

Extended Repayment Date:	18 months after the date of the Commitment Letter.

Extension Option:

One calendar month prior to the Final Repayment Date, the Borrower may request the Lenders to extend the Final Repayment Date. If the Lenders consent to such an extension (which must either be provided or denied within 5 Business Days) then, upon the payment by the Borrower of the Extension Fee, the Final Repayment Date shall become the Extended Repayment Date.

Prepayment:

The Borrower may only voluntarily prepay up to USD 1,000,000,000 of the Facility with standard break funding costs, but without prepayment penalty or premium, during the first 12 months of the Facility. Thereafter the remainder is not prepayable (other than pursuant to a Mandatory Prepayment or pursuant to a refinancing of the Facility).

Mandatory Prepayment:	Mandatory Prepayment of the Facility must be made:

(a) Illegality: if such Lender requests, if it becomes unlawful for such Lender to perform its obligations under the Credit Agreement;

(b) Change of Control: following a Change of Control;

(c)           Capital Raising: from the proceeds of any issue, sale or offering of any domestic or international debt capital, equity, equity-linked or bank market security or instrument or any other debt prior to the Final Repayment Date (Takeout Financing), other than:

(i) export credit agency backed bilateral loans to finance capital expenditure up to a maximum aggregate amount of USD 500,000,000;

(ii)           bilateral trade credit lines entered into in the ordinary course of trading for East Metals SA or its successor company domiciled in Geneva or Lugano and Russian Mills (namely NTMK, ZSMK and NKMK) up to a maximum aggregate amount of USD 600,000,000;

(iii) any take-out financing in respect of Vitkovice Steel up to a maximum aggregate amount of USD 200,000,000, provided that such financing is not syndicated to any non-Czech banks or Czech branches of non-Czech banks which in each case do not participate in the current financing in respect of Vitkovice Steel;

(iv)          any financing to fund redemption of call options and payments in relation to the squeeze-out of minorities in respect of Highveld up to a maximum aggregate amount of up to USD 300,000,000, provided that such financing is privately placed only and is not sold within the European syndicated bank debt market;

(v)           the incurrence of debt under any undrawn commitment of any facility or other arrangement for the provision of financial indebtedness of any member of the Group existing at the date of this letter and referred to in the Group indebtedness spreadsheet circulated by e-mail to the Lead Arrangers by the Company on 15 November 2006;

(vi) rollovers of the commercial paper under the Group’s commercial paper programmes existing at the date of this letter; and

(vii) the re-negotiation of any of the Group’s other bilateral bank debt facilities not described in (i) to (vi) above existing at the date of this letter.

(d)           Disposals: further the Facility shall be prepaid in full or in part from the proceeds of a disposal of material assets (being assets with, at the time of the relevant disposal, a book value equivalent to 5% or greater of the book value of the Group’s total assets), net of costs and expenses of such disposal and tax incurred in connection with such disposal, subject to carve-outs in respect of trapped cash and proceeds to the extent contractually required to be applied towards repayment of existing financial indebtedness in accordance with the terms (as at the date of this term sheet) of the credit documentation providing for such financial indebtedness; and

(e) Ratings Downgrade: the Group’s rating is downgraded to or below B- (S&P) or B3 (Moody’s).

Cancellation:	The Borrower may cancel the undrawn commitments at any time, without penalty, on 10 business days’ written notice and, if in part, in a minimum of USD 10,000,000.

Automatic Cancellation:

The commitments of each Lender will be automatically cancelled to the extent undrawn at the close of business on the earlier of the last day of the Availability Period and 3 Business Days following the Effective Time (as defined in the Merger Agreement) of the merger of Oscar with and into Bidco.

Interest:	Mandatory Costs + LIBOR + Margin per annum on the outstanding Facility Amount on an Actual/360 basis, payable at the end of each interest period.

Interest Periods:	For the purpose of calculating interest:

(a) each term loan will have successive terms;

(b) except as provided below, each term for a loan will be 1, 2, 3 or 6 months at the option of the Borrower, or any other period agreed between the Company and all the Lenders; and

(c) during primary syndication each loan will have an interest period of one month or less.

LIBOR:	The USD British Bankers’ Association rate displayed on Reuters page LIBOR01 or any successor page for the relevant interest period 2 Business Days prior to the interest payment date.

Mandatory Costs:

The rate of interest payable will be increased to reflect the cost of complying with any applicable regulatory requirements of the Bank of England, the Financial Services Authority, the European Central Bank or an other relevant regulatory authority.

Margin:	1.10% per annum.

Commitment Fee:

The Borrower must pay a commitment fee computed at the rate of 0.45% per cent. per annum on the undrawn, uncancelled amount, of each Lender’s commitments under the Facility during the period from the date falling 30 days after the date of the Commitment Letter up to and including the last day of the Availability Period.

Accrued commitment fees are payable by the Borrower to the Facility Agent quarterly in arrears from the date of the Credit Agreement.

Agency Fee:

The Borrower will pay to the Facility Agent an annual Facility Agent’s fee in an amount to be agreed, and to be payable annually in advance on and from the first utilisation date and for so long as any commitment is in force or any amount is outstanding under the Facility.

Finance Documents:	The Credit Agreement and all ancillary documents.

Conditions Precedent:

(1) Initial Conditions Precedent:(1)	Conditions precedent must be completed to the satisfaction of the Facility Agent (acting reasonably) and, in addition to those specified in the Commitment Letter, will be:

(a)           copies of relevant constitutional documents and corporate authorities of the Borrower, Guarantor and Bidco approving entry into the Finance Documents to which it is a party and approving the Acquisition;

(b) specimen signatures of authorised signatories of each Obligor;

(1)           Subject to confirmation from the Company and its advisors, it may be that a number of these conditions can be satisfied, and consequently can be removed from the conditions precedent list, prior to signing of the Credit Agreement.

(c) evidence of the appointment of a process agent for each Obligor;

(d) legal opinions from:

(i) lawyers in the jurisdiction of incorporation of each Obligor (including a copy of an extract from the Luxembourg Trade and Companies Register for the Company); and

(ii) Allen & Overy LLP, London;

(e) a certificate from an authorised signatory of the Borrower confirming that utilisation by the Borrower at the total commitments in full would not breach any limit binding on any Obligor;

(f)            a certificate from an authorised signatory of each Obligor certifying that each copy condition precedent document provided in respect of that Obligor is correct, complete and (if applicable) in full force and effect;

(g)           a certificate from the Borrower confirming that it has sufficient funds (including for this purpose, for the avoidance of doubt, the Facility) to complete the Offer (including, if due and payable by reason of the completion of the Offer, to repay any outstanding financial indebtedness of the Target Group);

(h)           a copy of the Merger Agreement (including any supplemental or amendment documents in respect of the Merger Agreement) and any other material documents relating to the Acquisition (the Acquisition Documents);

(i) an original of the Credit Agreement, each fee letter and any other executed Finance Documents;

(j) a certified copy of the Group structure chart (both before and after completion of the Acquisition);

(k)           copies of the final legal due diligence report prepared by Cleary Gottlieb Steen & Hamilton LLP (subject to receipt by them of appropriate ‘no reliance’ letters from the Facility Agent and (prior to any distribution to the Lenders) the Lenders) and (if there is one) the Environ environmental due diligence report (it being understood that the Lenders will have no reliance on this report); and

(l) evidence of payment of fees and expenses due and payable by the Borrower under the Finance Documents.

For the avoidance of doubt, in this paragraph 1 any reference to an Obligor does not include any member of the Target Group.

(2) Offer Conditions Precedent:	Before any Acquisition Loan is made during the Certain Funds Period,

the following additional conditions precedent must be completed to the satisfaction of the Facility Agent (acting reasonably) and, in addition to those specified in the Commitment Letter, will be:

(a) a copy of the public announcement in respect of the Offer (the Announcement);

(b) the form of Schedule TO to be delivered to the shareholders of the Target and/or the Securities Exchange Commission (SEC) containing the Offer (the Offer Document);

(c) a copy of any revised Offer Document sent by or on behalf of the Company to shareholders in the Target;

(d) evidence that the Offer was recommended by the board of directors of the Target at or shortly after the Announcement;

(e) a certificate from the Company confirming that:

(i) Bidco has become obligated to accept for payment, and pay for, the shares of Common Stock tendered in the Offer in accordance with the Merger Agreement and applicable law and regulation;

(ii) the undertakings described below opposite the heading Additional Offer Covenants have been complied with;

(iii)          no material term or condition of the Offer or the Acquisition Documents (to be designated as such in writing between the Lead Arrangers and the Borrower) has been waived or amended by the Borrower and/or Bidco in any respect without the consent of the Majority Lenders (except where such waiver or amendment relates to a typographical or mechanical error which is not prejudicial to the interests of the Lenders under the Finance Documents); and

(iv)          neither the Borrower nor Bidco has agreed any arrangements with any governmental, regulatory or similar authority (other than any restriction referred to in paragraph 2(a) of Exhibit A to the Merger Agreement) applicable to the Offer in order to satisfy any term or condition of the Offer without the consent of the Majority Lenders;

(f)            evidence that all necessary filings have been made, clearances have been obtained, or relevant waiting or other time periods under any applicable law or regulation of any jurisdiction (including the Hart-Scott-Rodino Antitrust Improvement Act on 1976 and the 1988 Exon-Florio Amendment to the Defense Production Act of 1950) have expired, lapsed or terminated; and

(g) a certificate from the Borrower certifying all other necessary consents and authorisations required to implement the Offer in accordance with the Merger Agreement have been obtained.

(3) Conditions precedent to all utilisations:

Except in the case of Acquisition Loans utilised during the Certain Funds Period, the obligations of each Lender are subject to the further conditions precedent that, on the date of request for a loan and on the relevant utilisation date:

(a) all representations and warranties to be repeated on those dates are true and correct (and will be true and correct after the making of the relevant utilisation); and

(b) no default has occurred and is outstanding (or would result from the making of the relevant utilisation).

Representations and Warranties:

Customary for a transaction of this type (with suitable baskets, thresholds and other exceptions to be agreed), including (but not limited to) status*, governing law and enforcement*, binding obligations*, non conflict*, borrowing limits*, power and authority*, execution of Finance Documents, no insolvency proceedings*, no Event of Default*, no other material defaults, no material proceedings*, compliance with laws, no tax liability or disputes, consents and approvals, the information memorandum being true in all material aspects, recent financial statements*, validity and admissibility in evidence*, pari passu, no filing and stamp taxes, no deduction and withholding, no encumbrances, no immunity, private and commercial acts, no obligation to create security, no employee disputes subject to an agreed threshold, ownership of assets and environmental compliance.

Representations with an asterix after them will be repeated on the date of each request for a loan, on the first day of each term, on the date of any Extension Option request and, if the Extension Option request is accepted by any Lender, on the original Final Repayment
Date.(2)

Covenants:	Customary for a transaction of this type including, but not limited to, the following financial covenants:

(a) a consolidated indebtedness to consolidated EBITDA ratio of 3:1 or less (the Leverage Ratio); and

(b) a consolidated EBITDA to consolidated interest expense ratio of not less than 3.5:1 (the Interest Cover Ratio),

with the definitions to be based on the precedents contained in the most recent credit facilities entered into with the Borrower using these ratios.

Additional Offer Covenants:	These will be:

(a) compliance in all material respects with all laws and regulations applicable to the Offer;

(b) supply of copies of any information or correspondence sent to the shareholders of the Target and any other material

(2)           Subject to finalisation of covenants.

information in relation to the Offer;

(c) no increase in the purchase price by more than 10% (unless such increase is funded in its entirety from sources other than external financial indebtedness);

(d)           no material term or condition of the Offer or the Acquisition Documents (to be designated as such in writing between the Lead Arrangers and the Borrower) may be waived or amended by the Borrower and/or Bidco in any respect without the consent of the Majority Lenders (such consent not to be required where such waiver or amendment relates to a typographical or mechanical error which is not prejudicial to the interests of the Lenders under the Finance Documents);

(e)           minimum acceptance level in respect of the Offer is not waived unless notwithstanding such waiver the Company will acquire 50.1% or more of the issued voting share capital of the Target (including the shares of the Target which are to be acquired pursuant to the Acquisition Documents); and

(f) an indemnity in favour of the finance parties in respect of the Offer.

Events of Default:

Customary for a transaction of this type (with suitable grace periods, baskets, thresholds and other exceptions to be agreed) including, but not limited to, inter alia, Non Payment, Financial Covenants, Other Obligations, Misrepresentation, Cross Default and Cross Acceleration, Moratorium, Effectiveness of Finance Documents, Insolvency, Insolvency Proceedings, Creditors’ process, Unlawfulness, Cessation of Business and Material Adverse Change.

Clean-Up Period:

During the Clean-Up Period only the following Events of Default will apply to any company which is a member of the Target Group as at the date the Offer becomes unconditional in all respects (the Unconditional Date):

(a) non-payment;

(b) insolvency;

(c) insolvency proceedings;

(d) creditors’ process; and

(e) Other Obligations (in respect of a breach of the covenant relating to environmental matters only),

except that, if any event or circumstance exists in respect of any member of the Target Group which would otherwise constitute an Event of Default or a Default but for this Clean-Up Period and such event or circumstance either: (i) has a Material Adverse Effect (as defined below); (ii) was procured by the Borrower and/or Bidco; or (iii) is not capable of being cured, then that event or circumstance will constitute an

Event of Default or Default.

The Clean-Up Period will be the period commencing on the Unconditional Date and ending on the date which is 90 days after the Unconditional Date.

Material Adverse Effect:	Means a material adverse effect on:

(a) the business, prospects or financial condition of any Material Subsidiary of the Group or the Group as a whole;

(b) the ability of the Company to perform its obligations under any Finance Document;

(c) the validity or enforceability of any Finance Document; or

(d) any right or remedy of a Finance Party in respect of a Finance Document.

Assignment:

Each Lender may freely assign and/or otherwise transfer any of its rights, benefit and obligations under the Finance Documents to any third party subject to prior consultation with the Borrower during primary syndication and, thereafter, subject to the prior consent of the Borrower (not to be unreasonably withheld and deemed to be granted if the Borrower does not expressly refuse within 2 Business Days of the Facility Agent notifying it of a proposed assignment or transfer). No consent is required in respect of assignments and/or transfers to a Lender’s affiliates or where an Event of Default has occurred and is continuing.

Documentation:

Documentation to include terms usual for this type of transaction (including tax gross-up, tax indemnity, market disruption, illegality, increased costs, standard borrower’s indemnities and costs and expenses, Lenders’ set off, pro rata sharing, agency provisions, English language clause, no immunity) and to be in form and substance satisfactory to the Lenders and the Borrower (each acting reasonably).

The definitive documentation shall be in form and substance similar to the Loan Market Association investment grade precedent facility agreement.

Business Days:	Luxembourg, New York and London.

Governing Law:	English law.